   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1994.

                                                       REGISTRATION NO. 33-56409
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------


                                AMENDMENT NO. 2

                                       TO
                                    Form S-2
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------

                        AMERICAN STANDARD COMPANIES INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                       13-3465896
      (State or other jurisdiction of                         (I.R.S. Employer
       incorporation or organization)                      Identification Number)

                             One Centennial Avenue
                                 P.O. Box 6820
                           Piscataway, NJ 08855-6820
                                 (908) 980-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                            Richard A. Kalaher, Esq.
                   Acting General Counsel & Acting Secretary
                        American Standard Companies Inc.
                             One Centennial Avenue
                                 P.O. Box 6820
                           Piscataway, NJ 08855-6820
                                 (908) 980-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

          Paul H. Wilson, Jr., Esq.                      Michael A. Becker, Esq.
             Debevoise & Plimpton                        Cahill Gordon & Reindel
               875 Third Avenue                               80 Pine Street
           New York, New York 10022                      New York, New York 10005
                (212) 909-6000                                (212) 701-3000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Registration fee.........................................................   $
    NASD fee.................................................................
    NYSE listing fee.........................................................
    Blue Sky fees and expenses...............................................
    Transfer agent's fees....................................................
    Printing and engraving expenses..........................................
    Legal fees and expenses..................................................
    Accounting fees and expenses.............................................
    Miscellaneous............................................................
                                                                                --------
         Total...............................................................   $
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with the Delaware Law, the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its respective stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     Subsection (b) of Article EIGHTH of the Company's Restated Certificate of Incorporation provides for indemnification of directors and officers as follows:

          (b) The Corporation shall indemnify, to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the

     Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to be taken or omitted in such capacity, and may to the same extent indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or any appeal therefrom.

     Article VI of the Amended By-Laws of the Company provides for indemnification of directors and officers as follows:

     Section 6.1. Nature of Indemnity. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to become a Director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     The termination of any action, suit or proceeding by judgment, order settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 6.2. Successful Defense. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section
6.01 hereof or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 6.3. Determination That Indemnification Is Proper. Any indemnification of a Director or officer of the Corporation under Section 6.1 hereof (unless ordered by a court) shall be made by the Corporation unless a determination is made that indemnification of the director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in Section 6.1 hereof. Any indemnification of an employee or agent of the Corporation under Section 6.1 hereof (unless ordered by a court) may be made by the Corporation upon a determination that indemnification of the employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 6.1 hereof. Any such determination shall be made (1) by the Board of Directors by a majority vote of the Directors who were not parties to such action, suit or proceeding, or (2) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 6.4. Advance Payment of Expenses. Expenses (including attorneys' fees) incurred by a Director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may authorize the Corporation's counsel to represent such Director, officer, employee or agent in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

     Section 6.5. Procedure for Indemnification of Directors and Officers. Any indemnification of a Director or officer of the Corporation under Sections 6.1 and 6.2, or advance of costs, charges and expenses to a Director or officer under Section 6.4 of this Article, shall be made promptly, and in any event within 30 days, upon the written request of the Director or officer. If a determination by the Corporation that the Director or officer is entitled to indemnification pursuant to this Article is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved such request. If the Corporation denies a written request for indemnity or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, the right to indemnification or advances as granted by this Article shall be enforceable by the Director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section 6.4 of this Article where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Section 6.1 of this Article, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 6.1 of this Article, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     Section 6.6. Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each Director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of the Delaware Corporation Law are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such Director, officer, employee or agent.

     The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 6.7. Insurance. The Corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to become a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board of Directors.

     Section 6.8. Severability. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director or officer and may indemnify each employee or agent of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The File Number of American Standard Companies Inc., the Registrant, and for all Exhibits incorporated by reference is 33-23070, except those Exhibits incorporated by reference in filings made by American Standard Inc. ("American Standard Inc.") whose File Number is 1-470.

A. EXHIBITS


 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
  (1)           Form of U.S. Underwriting Agreement.**
  (3)      (i)  Restated Certificate of Incorporation of American Standard Companies Inc. (the
                "Company").*
          (ii)  By-Laws of the Company, as amended.*
  (4)      (i)  Specimen of Common Stock Certificate.*
          (ii)  Indenture, dated as of November 1, 1986, between American Standard Inc. and
                Manufacturers Hanover Trust Company, Trustee, including the form of 9 1/4%
                Sinking Fund Debenture Due 2016 issued pursuant thereto on December 9, 1986, in the aggregate principal amount of $150,000,000; previously filed as Exhibit
                (4)(iii) by American Standard Inc. in its Form 10-K for the fiscal year ended
                December 31, 1986, and herein incorporated by reference.
         (iii)  Instrument of Resignation, Appointment and Acceptance, dated as of April 25,
                1988 among American Standard Inc., Manufacturers Hanover Trust Company (the
                "Resigning Trustee") and Wilmington Trust Company (the "Successor Trustee"),
                relating to resignation of the Resigning Trustee and appointment of the
                Successor Trustee, under the Indenture described in (4)(ii) above; previously filed as Exhibit (4)(ii) in Registration Statement No. 33-64450 of American
                Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
          (iv)  Indenture dated as of May 15, 1992, between American Standard Inc. and First
                Trust National Association, Trustee, relating to American Standard Inc.'s
                10 7/8% Senior Notes due 1999, in the aggregate principal amount of
                $150,000,000; previously filed as Exhibit (4)(i) by American Standard Inc. in its Form 10-Q for the quarter ended June 30, 1992, and herein incorporated by reference.
           (v)  Form of 10 7/8% Senior Notes due 1999 included as Exhibit A to the Indenture described in (4)(iv) above.
          (vi)  Indenture dated as of May 15, 1992, between American Standard Inc. and First
                Trust National Association, Trustee, relating to American Standard Inc.'s
                11 3/8% Senior Debentures due 2004, in the aggregate principal amount of
                $250,000,000; previously filed as Exhibit (4)(iii) by American Standard Inc. in its Form 10-Q for the quarter ended June 30, 1992, and herein incorporated by reference.

- ---------------
 * To be filed by amendment
** Previously filed

 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
         (vii)  Form of 11 3/8% Senior Debentures due 2004 included as Exhibit A to the
                Indenture described in (4)(vi) above.
        (viii)  Form of Indenture, dated as of June 1, 1993, between American Standard Inc. and
                United States Trust Company of New York, as Trustee, relating to American
                Standard Inc.'s 9 7/8% Senior Subordinated Notes Due 2001; previously filed as
                Exhibit (4) (xxxi) in Amendment No. 1 to Registration Statement No. 33-61130 of
                American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
          (ix)  Form of Note evidencing the 9 7/8% Senior Subordinated Notes Due 2001 included as Exhibit A to the Form of Indenture referred to in 4(viii) above.
           (x)  Form of Indenture, dated as of June 1, 1993, between American Standard Inc. and
                United States Trust Company of New York, as Trustee, relating to American
                Standard Inc.'s 10 1/2% Senior Subordinated Discount Debentures Due 2005;
                previously filed as Exhibit (4) (xxxiii) in Amendment No. 1 to Registration
                Statement No. 33-61130 of American Standard Inc. under the Securities Act of
                1933, as amended, and herein incorporated by reference.
          (xi)  Form of Debenture evidencing the 10 1/2% Senior Subordinated Discount
                Debentures Due 2005 included as Exhibit A to the Form of Indenture referred to in 4 (x) above.
         (xii)  Assignment and Amendment Agreement, dated as of June 1, 1993, among American
                Standard Inc., the Company, certain subsidiaries of American Standard Inc.,
                Bankers Trust Company, as agent under the 1988 Credit Agreement, the financial institutions named as Lenders in the 1988 Credit Agreement and certain additional Lenders and Chemical Bank, as Administrative Agent and Arranger;
                previously filed as Exhibit (4)(xiii) in Amendment No. 1 to Registration
                Statement No. 33-64450 of American Standard Inc. under the Securities Act of
                1933, as amended, and herein incorporated by reference.
        (xiii)  Credit Agreement, dated as of June 1, 1993, among American Standard Inc., the
                Company, certain subsidiaries of American Standard Inc. and the lending institutions listed therein, Chemical Bank, as Administrative Agent and
                Arranger; Bankers Trust Company, The Bank of Nova Scotia, The Chase Manhattan
                Bank, N.A., Deutsche Bank AG, The Long-Term Credit Bank of Japan, Ltd., New
                York Branch, and NationsBank of North Carolina, N.A., as Managing Agents, and
                Banque Paribas, Citibank, N.A., and Compagnie Financiere de CIC et de l'Union
                Europeenne, New York Branch, as Co-Agents; previously filed as Exhibit (4)(xiv)
                in Amendment No. 1 to Registration Statement No. 33-64450 of American Standard
                Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
         (xiv)  First Amendment, Consent and Waiver, dated as of February 10, 1994, to the
                Credit Agreement referred to in paragraph (4)(xiii) above; previously filed as
                Exhibit (4)(xvii) by American Standard Inc. in its Form 10-K for the year ended
                December 31, 1993, concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.
          (xv)  Second Amendment, dated as of October 21, 1994, to the Credit Agreement, referred to in paragraph (4)(xiii) above.
         (xvi)  Stockholders Agreement, dated as of July 7, 1988, as amended as of August 1,
                1988, among the Company, Kelso ASI Partners, L.P., and the Management
                Stockholders named therein; previously filed as Exhibit 4.19 in Amendment No. 2 to Registration Statement No. 33-23070 of the Company under the Securities Act of 1933, as amended, and herein incorporated by reference.

- ---------------
 * To be filed by amendment
** Previously filed

 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
        (xvii)  Amendment to Section 2.1 of the Stockholders Agreement referred to in paragraph
                (4)(xvi) above, effective as of January 1, 1991; previously filed as Exhibit
                (4)(xxvii) by the Company in its Form 10-K for the year ended December 31,
                1992, and herein incorporated by reference.
       (xviii)  Supplement and Amendment, dated as of September 4, 1991, to the Stockholders
                Agreement, dated as of July 7, 1988, as amended, referred to in paragraph
                (4)(xvi) above; previously filed as Exhibit (4)(ii) by the Company in its Form
                10-Q for the quarter ended September 30, 1991, and herein incorporated by reference.
         (xix)  Revised Schedule of Priorities, effective as of September 5, 1991, as adopted by the Board of Directors of the Company, pursuant to the Stockholders
                Agreement dated as of July 7, 1988, as amended, referred to in paragraph
                (4)(xvi) above; previously filed as Exhibit (4)(iii) by the Company in its Form
                10-Q for the quarter ended September 30, 1991, and herein incorporated by reference.
          (xx)  Amended Paragraph 6.1 of the Stockholders Agreement referred to in paragraph
                (4)(xvi) above, effective as of September 2, 1993; previously filed as Exhibit
                (4)(xxi) by the Company in its Form 10-K for the fiscal year ended December 31,
                1993, and herein incorporated by reference.
         (xxi)  Amended and Restated Stockholders Agreement, dated as of December 2, 1994, among the Company, Kelso ASI Partners, L.P., and the Management Stockholders
                named therein.**
        (xxii)  Form of Rights Agreement, dated as of January 5, 1995 between the Company and
                Citibank, N.A. as Rights Agent.*
  (5)           Opinion of Debevoise & Plimpton regarding the legality of the securities being registered.*
 (10)      (i)  Agreement and Plan of Merger, dated as of March 16, 1988, among American
                Standard Inc., ASI Acquisition Company and the Company and Offer Letter, dated
                March 16, 1988, between the Company and Kelso & Company, L.P.; previously filed as Exhibit 2 to American Standard Inc.'s Schedule 14D-9 filed March 21, 1988, in connection with the offer for all of the shares of American Standard Inc.'s
                Common Stock by a corporation formed by Kelso & Company, L.P., and herein incorporated by reference.
          (ii)  Amendment, dated June 3, 1988, to Agreement and Plan of Merger referred to in paragraph (10)(i) above; previously filed as Exhibit 2.50 in Amendment No. 1 to the Registration Statement No. 33-22126 of American Standard Inc. under the
                Securities Act of 1933, as amended, and herein incorporated by reference.
         (iii)  American Standard Inc. Long-Term Incentive Compensation Plan, as amended through February 6, 1992; previously filed as Exhibit (10)(iv) by American
                Standard Inc. in its Form 10-K for the fiscal year ended December 31, 1992, and herein incorporated by reference.
          (iv)  Trust Agreement for American Standard Inc. Long-Term Incentive Compensation
                Plan; previously filed as Exhibit (10)(iv) by American Standard Inc. in its
                Form 10-K for the year ended December 31, 1993, concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.
           (v)  American Standard Inc. Annual Incentive Plan; previously filed as Exhibit
                (10)(vii) by American Standard Inc. in its Form 10-K for the fiscal year ended
                December 31, 1988, and herein incorporated by reference.
          (vi)  American Standard Inc. Management Partners' Bonus Plan, effective as of July 7,
                1988; previously filed as Exhibit (10)(i) by American Standard Inc. in its Form
                10-Q for the quarter ended September 30, 1988, and herein incorporated by reference; amendments to Plan adopted on June 7, 1990, previously filed as
                Exhibit (4)(ii) by American Standard Inc. in its Form 10-Q for the quarter ended June 30, 1990, and herein incorporated by reference.


- ---------------
 * To be filed by amendment
** Previously filed

 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
         (vii)  American Standard Inc. Executive Supplemental Retirement Benefit Program, as
                restated to include all amendments through December 31, 1993; previously filed as Exhibit (10)(vii) by American Standard Inc. in its Form 10-K for the fiscal year ended December 31, 1993, concurrently with the filings of the Company's
                Form 10-K for the same year, and herein incorporated by reference.
        (viii)  Form of Composite American-Standard Employee Stock Ownership Plan incorporating amendments through December 3, 1992; previously filed as Exhibit (10)(x) in
                Registration Statement No. 33-61130 of American Standard Inc. under the
                Securities Act of 1933, as amended, and herein incorporated by reference.
          (ix)  American-Standard Employee Stock Ownership Trust Agreement, dated as of
                December 1, 1991, between ASI Holding Corporation and Fidelity Management Trust
                Company (as successor to Citizens & Southern Trust Company (Georgia), N.A.), as
                trustee; previously filed as Exhibit (10)(xiv) by American Standard Inc. in its
                Form 10-K for the year ended December 31, 1991, and herein incorporated by reference.
           (x)  Consulting Agreement, made July 1, 1988, with Kelso & Company, L.P. concerning general management and financial consulting services to American Standard Inc.;
                previously filed as Exhibit (10)(xviii) by American Standard Inc. in its Form
                10-K for the fiscal year ended December 31, 1988, and herein incorporated by reference.
          (xi)  Agreement, dated as of December 2, 1994, among the Company, American Standard
                Inc. and Kelso & Company, L.P., amending the Consulting Agreement referred to in paragraph (10)(x) above.**
         (xii)  American Standard Inc. Supplemental Compensation Plan for Outside Director; as
                amended through September 1993; previously filed as Exhibit (10)(xv) by
                American Standard Inc. in its Form 10-K for the year ended December 31, 1993, and herein incorporated by reference.
        (xiii)  ASI Holding Corporation 1989 Stock Purchase Loan Program; previously filed as
                Exhibit 10(i) by the Company in its Form 10-Q for the quarter ended September
                30, 1989, and herein incorporated by reference.
         (xiv)  Corporate Officers Severance Plan adopted in December, 1990, effective April
                27, 1991; previously filed as Exhibit 10(xix) by American Standard Inc. in its
                Form 10-K for the fiscal year ended December 31, 1990, and herein incorporated by reference.
          (xv)  Estate Preservation Plan adopted by American Standard Inc. in December, 1990;
                previously filed as Exhibit (10)(xx) by American Standard Inc. in its Form 10-K
                for the fiscal year ended December 31, 1990, and herein incorporated by reference.
         (xvi)  Amendment adopted in March 1993 to Estate Preservation Plan referred to in paragraph (10)(xv) above; previously filed as Exhibit (10)(xix) by American
                Standard Inc. in its Form 10-K for the year ended December 31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.
        (xvii)  Summary of terms of Unfunded Deferred Compensation Plan adopted December 2,
                1993; previously filed as Exhibit (10)(xviii) by American Standard Inc. in its
                Form 10-K for the year ended December 31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.
       (xviii)  Retirement/Consulting Agreement, dated December 28, 1993, between H. Thompson
                Smith and American Standard Inc.; previously filed as Exhibit (10)(xix) by
                American Standard Inc. in its Form 10-K for the year ended December 31, 1993 concurrently with the filing of the Company's Form 10-K for the same year, and herein incorporated by reference.


- ---------------
 * To be filed by amendment
** Previously filed

 EXHIBIT NO.                                      DESCRIPTION
- -------------   -------------------------------------------------------------------------------
         (xix)  Summary of the TNE Incentive Plan of American Standard Inc. and subsidiaries previously filed as Exhibit (10)(i) by American Standard Inc. in its Form 10-Q
                for the quarter ended March 31, 1994 concurrently with the filing of the
                Company's Form 10-Q for the same period, and herein incorporated by reference.
          (xx)  American Standard Companies Inc. Stock Incentive Plan.*
         (xxi)  Form of Indemnification Agreement.*
 (23)      (i)  Consent of Ernst & Young LLP.**
          (ii)  Consent of Debevoise & Plimpton, included in the opinion of Debevoise &
                Plimpton filed as Exhibit (5).*
 (24)           Powers of Attorney.**
 (27)           Financial Data Schedule.**


- ---------------

 * To be filed by amendment

** Previously filed

B. FINANCIAL STATEMENT SCHEDULES

     Financial statement schedules, years ended December 31, 1991, 1992 and 1993

     Report of Ernst & Young LLP, Independent Auditors

     III -- Condensed Financial Information of Registrant

     IX -- Short-Term Borrowings

ITEM 17.  UNDERTAKINGS.

     (A) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (C) The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piscataway, State of New Jersey on December 20, 1994.


                                          AMERICAN STANDARD COMPANIES INC.

                                          By: /s/  EMMANUEL A. KAMPOURIS
                                              ------------------------------
                                                  (Emmanuel A. Kampouris)
                                               Chairman, President and Chief
                                                      Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on December 20, 1994.


      /s/  EMMANUEL A. KAMPOURIS       Chairman, President and Chief Executive Officer;
- -------------------------------------  Director (Principal Executive Officer)
       (Emmanuel A. Kampouris)

         /s/  FRED A. ALLARDYCE        Vice President and Chief Financial Officer
- -------------------------------------  (Principal Financial Officer)
         (Fred A. Allardyce)

           /s/  G. RONALD SIMON        Vice President and Controller (Principal Accounting
- -------------------------------------  Officer)
          (G. Ronald Simon)

        /s/  STEVEN E. ANDERSON*       Director
- -------------------------------------
        (Steven E. Anderson)

           /s/  HORST HINRICHS*        Director
- -------------------------------------
          (Horst Hinrichs)

       /s/  GEORGE H. KERCKHOVE*       Director
- -------------------------------------
        (George H. Kerckhove)

         /s/  SHIGERU MIZUSHIMA*       Director
- -------------------------------------
         (Shigeru Mizushima)

          /s/  FRANK T. NICKELL*       Director
- -------------------------------------
         (Frank T. Nickell)

          /s/  ROGER W. PARSONS*       Director
- -------------------------------------
         (Roger W. Parsons)

        /s/  J. DANFORTH QUAYLE*       Director
- -------------------------------------
        (J. Danforth Quayle)

         /s/  DAVID M. RODERICK*       Director
- -------------------------------------
         (David M. Roderick)

            /s/  JOHN RUTLEDGE*        Director
- -------------------------------------
           (John Rutledge)

        /s/  JOSEPH S. SCHUCHERT*      Director
- -------------------------------------
        (Joseph S. Schuchert)

    *By:  /s/  RICHARD A. KALAHER
        -------------------------
        (Richard A. Kalaher,
        as attorney-in-fact)

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
American Standard Companies Inc.


We have audited the consolidated financial statements of American Standard Companies Inc., (formerly ASI Holding Corporation), as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, and have issued our report thereon dated March 14, 1994 (included elsewhere in this Amendment No. 2 to the Registration Statement on Form S-2). Our audits also included the consolidated schedules listed in Item 16(b). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


In our opinion, the consolidated schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be stated therein.

                                                  ERNST & YOUNG LLP
                                                  New York, New York

March 14, 1994

         SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

              STATEMENTS OF OPERATIONS (PARENT COMPANY SEPARATELY)
                             (DOLLARS IN THOUSANDS)

                                                                            YEAR ENDED
                                                                   -----------------------------
                                                                   DECEMBER 31,     DECEMBER 31,
                                                                       1992             1993
                                                                   ------------     ------------
Interest income..................................................    $    273        $      188
Interest expense.................................................         273               188
Equity in net loss of subsidiary.................................     (57,238)         (208,567)
                                                                   ------------     ------------
     Net loss....................................................    $(57,238)       $ (208,567)
                                                                   ===========      ===========

                       See notes to financial statements.

                   BALANCE SHEET (PARENT COMPANY SEPARATELY)
                             (DOLLARS IN THOUSANDS)

                                                                          DECEMBER 31,
                                                                     -----------------------
                                                                       1992          1993
                                                                     ---------     ---------
                                    ASSETS
Investment in subsidiary...........................................  $(424,110)    $(695,287)
                                                                     ==========    ==========
                                 LIABILITIES
Loan payable to subsidiary.........................................      3,316         2,588
Stock repurchase obligation (Note C)...............................     21,138        24,938

                            STOCKHOLDERS' DEFICIT
Common stock, $.01 par, 200,000,000 shares authorized; shares
  issued and outstanding, 59,021,468 in 1992; 59,645,838 in 1993...        590           596
Capital surplus....................................................    191,997       188,387
Subscriptions receivable...........................................     (3,316)       (2,588)
ESOP shares........................................................     (9,527)       (4,331)
Accumulated deficit................................................   (541,436)     (750,003)
Foreign currency translation effects...............................    (86,872)     (149,220)
Minimum pension liability adjustment...............................         --        (5,654)
                                                                     ---------     ---------
          Total stockholders' deficit..............................   (448,564)     (722,813)
                                                                     ---------     ---------
                                                                     $(424,110)    $(695,287)
                                                                     ==========    ==========

                       See notes to financial statements.

         SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

              STATEMENT OF CASH FLOWS (PARENT COMPANY SEPARATELY)
                             (DOLLARS IN THOUSANDS)

                                                                      YEAR ENDED DECEMBER 31,
                                                                   -----------------------------
                                                                       1992             1993
                                                                   ------------     ------------
Cash flows from operating activities:
  Net loss.......................................................   $  (57,238)      $ (208,567)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Equity in net loss of subsidiary............................       57,238          208,567
                                                                   ------------     ------------
Net cash flow from operating activities..........................            0                0
                                                                   ------------     ------------

Cash provided (used) by investing activities:
  Investment in subsidiary.......................................       (3,103)          (4,585)
  Purchase of common stock by subsidiary.........................       10,950           12,194
                                                                   ------------     ------------
Net cash provided by investing activities........................        7,847            7,609
                                                                   ------------     ------------

Cash provided (used) by financing activities:
  Issuance of common stock.......................................        3,103            4,585
  Common stock repurchased.......................................      (10,950)         (12,194)
  Repayments on subscriptions receivable.........................          653              482
  Repayment of loan from subsidiary..............................         (653)            (482)
                                                                   ------------     ------------
Net cash used by financing activities............................       (7,847)          (7,609)
                                                                   ------------     ------------
Net change in cash and cash equivalents..........................   $        0       $        0
                                                                   ===========      ===========

                     See notes to the financial statements.

           NOTES TO FINANCIAL STATEMENTS (PARENT COMPANY SEPARATELY)

(A) The notes to the consolidated financial statements of American Standard Companies Inc., formerly ASI Holding Corporation (the "Parent Company"), are an integral part of these condensed financial statements.

(B) The Parent Company was organized by Kelso & Company,, L.P., a private merchant banking firm, to participate in the acquisition of American Standard Inc. American Standard Inc. is now a wholly owned subsidiary of the Parent Company. The Parent Company has no other investments or operations.

(C) The Parent Company has issued its Common Stock to numerous employees in connection with the Acquisition and various employee benefit and incentive plans including the ESOP. As no public market exists for the stock, the Parent Company, to provide liquidity to employees who have terminated employment, has made purchases of such employees' stock. Purchases are based upon fair value appraisals obtained in connection with the ESOP. The amount of such stock purchases is subject to annual limitations contained in American Standard Inc.'s lending arrangements and debt instruments. As the stock tendered for payment by terminated employees has exceeded the amount available to be paid under the borrowing agreements described previously, a liability for the unpaid tendered stock has been recorded on the financial statements of the Parent Company with a concomitant reduction in Common Stock and Capital Surplus.

                      SCHEDULE IX -- SHORT-TERM BORROWINGS

                 YEARS ENDED DECEMBER 31, 1991, 1992, AND 1993
                             (DOLLARS IN MILLIONS)

                                                               MAXIMUM         AVERAGE
                               BALANCE        WEIGHTED         AMOUNT          AMOUNT           WEIGHTED
                                 END           AVERAGE           AT          OUTSTANDING         AVERAGE
          CATEGORY            OF PERIOD     INTEREST RATE     MONTH END     DURING PERIOD     INTEREST RATE
- ----------------------------  ---------     -------------     ---------     -------------     -------------
1991:
  Payable to banks..........     $63            12.3%           $ 167           $ 104             11.2%
1992:
  Payable to banks..........     $99            12.5%           $ 119           $ 104             11.9%
1993:
  Payable to banks..........     $38            10.3%           $ 160           $ 118              8.97%

- ---------------
The weighted average interest rates for the period were computed by dividing the actual interest expense for the period by average short-term borrowings for the period.